Insider transaction detail - View details for insider	2007-01-04 15:36 ET

Transactions sorted by	: Insider
Insider family name	: HERRICK ( Starts with )
Given name	: LLOYD ( Starts with )
Filing date range	: January 4, 2007 - January 4, 2007
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Herrick, Lloyd William

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:

The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Conversion	Date of	Underlying security	Equivalent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	or exercise	expiry or	designation	number or	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	price	maturity		value of	equivalent
			applicable)							YYYY-MM-DD		underlying	number or
												securities	value of
												acquired or	underlying
												disposed of	securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Conversion	Date of	Underlying security	Equivalent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	or exercise	expiry or	designation	number or	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	price	maturity		value of	equivalent
			applicable)							YYYY-MM-DD		underlying	number or
												securities	value of
												acquired or	underlying
												disposed of	securities
864089	2007-01-03	2007-01-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	5.0100 USD	533,100
864093	2007-01-03	2007-01-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	5.0000 USD	523,100
864096	2007-01-03	2007-01-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-800	4.8800 USD	522,300
864099	2007-01-03	2007-01-04	Direct Ownership :	10 - Acquisition or disposition in the public market	-9,200	4.8700 USD	513,100
864110	2007-01-04	2007-01-04	Direct Ownership :	51 - Exercise of options	+250,000	0.5000	763,100

Security designation: Options (Common Shares)

864106	2007-01-04	2007-01-04	Direct Ownership :	51 - Exercise of options	-250,000	0.5000	166,000			2007-04-16	Common Shares	-250,000	166,000